Exhibit 99.1
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          PRESS RELEASE

          CONTACTS AT PUBLICIS GROUPE SA:

          PIERRE BENAICH, INVESTOR RELATIONS                    +33 1 4443  6500
          EVE  MAGNANT,  CORPORATE  COMMUNICATIONS              +33 1 4443  7025


                    GENERAL MEETING OF PUBLICIS GROUPE SA
                                   MERGER OF
                           PUBLICIS GROUPE SA/SOMAREL


          PARIS, 15 MAY 2003 -- The combined Ordinary and Extraordinary General Meetings of Publicis Groupe SA were held today under the chairmanship of Elisabeth Badinter, Chair of the Supervisory Board, and Maurice Levy, Chairman & CEO.

          Maurice Levy reviewed the year's highlights and results, and presented the merger into Publicis Groupe SA of SOMAREL, MLMS and MLMS 2 in accordance with commitments made in 1998. He also discussed prospects for the year ahead.

          Shareholders then voted the resolutions presented to the Ordinary and Extraordinary General Meetings, in particular approving the merger of SOMAREL, MLMS and MLMS 2 into Publicis Groupe SA, at 99.61%.

          2002: INTENSE ACTIVITY, RESULTS ON TARGET

          In a testing economic

          environment that took a heavy toll on world advertising markets, Publicis Groupe SA turned in a satisfactory financial performance:


               o REVENUES totaled EUR 2,926 million, up 20.2% (organic performance was -3.9% with Bcom3 consolidated over one quarter),

               o    OPERATING PROFIT came to EUR 429 million, up 25.4%,

               o OPERATING MARGIN was in line with Group targets at 13.8% for Publicis alone (excluding Bcom3) and 14.7% consolidating Bcom3 over one quarter.

               o    IMPROVED   DEBT/EQUITY   RATIO,  down  from  1.25  to  0.83,
                    reflecting consolidation of the Group's capital structure.


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          The MERGER  WITH  BCOM3 was  finalised  and  D'ARCY  was  successfully
          INTEGRATED into existing structures as planned.

          INTEGRATION OF SAATCHI & SAATCHI was also successful -- exceptionally so, with the network winning the industry's top awards in 2002.

          Finally, the Group won new accounts totalling a NET EUR 2.2 BILLION during the year.

          MERGER WITH BCOM3: A MAJOR EVENT

          On March 7, 2002 Publicis Groupe SA announced its merger with US group Bcom3 and signed an agreement for strategic partnership with Dentsu, the leading communications group in Japan and Asia. Finalized September 24, the transaction reshaped the world market, catapulting Publicis Groupe SA into the small group of world-scale players and winning it key strategic positions in healthcare communications and media buying. One indirect consequence is a sharp increase in the growth potential of Publicis Groupe SA across all sectors.

          BCOM3 INTEGRATION AND RESRUCTURING

          Several weeks after finalizing the Bcom3 acquisition, Publicis Groups SA announced its decision to refocus operations around three world advertising brands -- Publicis Worldwide, Saatchi & Saatchi Worldwide and Leo Burnett Worldwide -- with D'Arcy's assets integrated into these three networks. The process is moving ahead smoothly, meeting management expectations to the full, and proceeding at a rate aimed at minimizing the risk of client defections. A wide-ranging program of integration and rationalization has also been launched to optimize the new Group's performance.

          STRENGTHENING MANAGEMENT STRUCTURES

          The merger with Bcom3 was followed by sweeping changes in the Group's management structure:

          o ROGER HAUPT : former CEO of Bcom3, joined the Management Board as PRESIDENT & CHIEF OPERATING OFFICER (COO).

          o    RICK BENDEL was named COO of the Publicis Worldwide network.

          o    SUSAN GIANINNO was named CHAIR & CEO of Publicis USA.


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          o    JOHN FARRELL was named PRESIDENT & CEO of SAMS business,  charged
               with   coordinating   and   developing   the  Group  offering  in
               specialized communications.

          o WALTER VAN DER MEE was named EXECUTIVE VICE PRESIDENT reporting to the Management Board, charted with Resource Management and Development in Europe.

          o JEAN-YVES NAOURI, was named REGIONAL CHAIRMAN, Northern Europe, Publicis Worldwide.

          o    PAULO  SALLES,  was  named  REGIONAL  CHAIRMAN,   Latin  America,
               Publicis Worldwide.

          KEVIN ROBERTS remains CEO of Saatchi & Saatchi Worldwide; LINDA WOLF, CEO of Leo Burnett Worldwide; BERTRAND SIGUIER, member of the Management Board of Publicis Groupe SA and EXECUTIVE VICE PRESIDENT of Publicis Worldwide; JACK KLUES, CEO of Starcom MediaVest Group; and JOHN PERRISS, CEO of ZenithOptimedia.

          STRATEGIC AGREEMENT WITH DENTSU

          As part of the merger with Bcom3, the Group signed a long-term strategic agreement with Dentsu. This includes both a shareholders' agreement with Elisabeth Badinter following Dentsu's acquisition of an interest in Publicis Groupe SA, and a strategic alliance for business activities which has already taken concrete shape around several essential developments:

          o cooperation in Japan, where Dentsu's very strong positions are an invaluable resource for clients of networks operated by Publicis Groupe,

          o creation of a joint venture, iSe, in sports marketing and sponsorship areas where Dentsu excels,

          o cooperation in developing relations with Dentsu clients on international markets.

          EXEMPLARY INTEGRATION OF SAATCHI & SAATCHI

          The  outstandingly   successful   integration  of  Saatchi  &  Saatchi
          Worldwide  was  confirmed  by  strong   showings   across  the  board,
          including:

          o top performer worldwide for global new business (Advertising Age, 30 December 2002),

          o awards at Cannes Festival in June 2002: no. 1 network, with the London agency named "Agency of the Year",


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          o    "Global Agency Network of the Year"  (Advertising Age and AdWeek,
               13 January 2003),

          o    improved operating margins,

          o    providing new talents and image for the Group.

          HIGHLY SELECTIVE DEVELOPMENT CONTINUES IN SAMS

          Publicis Groupe SA also continued carefully targeted and limited initiatives to strengthen positions in specialized agencies.

          MERGER OF PUBLICIS GROUPE SA / SOMAREL / MLMS / MLMS 2

          As agreed in 1998, holding companies SOMAREL, MLMS and MLMS 2 are to be merged into Publicis Groupe SA. The impact on finances is neutral, with the main effect a simplification of the Group's shareholding structure.

          Following the merger, voting rights are held as follows:

            Elisabeth Badinter                  20.2%

            Dentsu                                16%*

            Employees + other members of
            the founding family                  7.7%

            Other shareholders                  56.1%

            * MAXIMUM 15%

          Given the position of shareholders at SOMAREL, MLMS and MLMS 2, the Group considers that the risk of these shares coming onto the open market following the operation is very limited.

          2003

          Maurice Levy commented: "ADVERTISING MARKETS ARE UNLIKELY TO FIRM IN 2003 DESPITE SOME INITIAL ENCOURAGING SIGNS IN PARTS OF THE UNITED STATES AND ASIA. BUT OUR PRIORITIES ARE CLEAR: WE ARE DEDICATED TO IMPROVING OUR CLIENTS' COMPETITIVE POTENTIAL BY BRINGING THEM THE MOST COMMITTED, COMPREHENSIVE AND COMPETITIVE SERVICE ANYWHERE. NEW RESOURCES AT PUBLICIS COMBINED WITH THE WIDER REACH OF OUR OPERATIONS, AND ABOVE ALL THE QUALITY AND SPIRIT OF OUR TEAMS WILL HELP WIN NEW SUCCESS. THIS YEAR MORE THAN EVER, WE ARE COMMITTED TO BEING OUR CLIENTS' PREFERRED PARTNER.

          WE ARE ALSO WORKING HARD TO IMPROVE PROFITABILITY AND FINANCIAL MANAGEMENT. OUR TARGET IS AN OPERATING MARGIN OF 15% IN THE SECOND HALF OF 2003.

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          THE  SOMAREL  MERGER  CLOSES AN  EXCITING  CHAPTER IN OUR  HISTORY AND
          SHOULD BENEFIT ALL PARTIES: IT REMOVES AN ENTITY WITH A CONTROLLING STAKE IN THE GROUP, SIMPLIFIES OUR SHAREHOLDER STRUCTURE, AND IS MORE THAN LIKELY TO IMPROVE LIQUIDITY."

                                       * *

                                        *

          PUBLICIS GROUPE SA (Euronext Paris : 13057, NYSE : PUB) is the world's fourth largest communications group, according to AdAge's ranking of April, 2003 as well as world leader in media counsel and buying, according to RECMA's ranking of January 2003. Its activities span 109 countries on six continents.


          Groupe activities cover advertising, marketing services, media counsel and buying, media sales and specialized communications. These include public relations, corporate and financial communications, multicultural and healthcare communications.

          Publicis Groupe SA's services are offered through three autonomous global advertising networks : Publicis Worldwide, Saatchi & Saatchi Worldwide, and Leo Burnett Worldwide, as well as through its two
          multi-hub   networks  Fallon   Worldwide  and  Bartle  Bogle  Hegarty,
          49%-owned, and two global brands in media counsel and buying, ZenithOptimedia and Starcom MediaVest Group.

            WEB SITES: www.publicis.com and www.finance.publicis.com


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